VOYA LETTERHEAD

LEGAL/PRODUCT FILING UNIT

ONE ORANGE WAY, C2N

WINDSOR, CT 06094-4774

PETER M. SCAVONGELLI

SENIOR COUNSEL

PHONE:  (860) 580-1631  |  EMAIL:  PETER.SCAVONGELLI@VOYA.COM

BY EDGARLINK

April 15 2022

Ms. Jaea Hahn, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street, NE

Washington, DC 20549

Re:

Voya Retirement Insurance and Annuity Company and its Variable Annuity Account C

Post-Effective Amendment No. 33 to Registration Statement on Form N-4

Prospectus Title:  Voya MAP Plus NPSM

File Nos.:  333-109860 and 811-02513

Ms. Hahn:

On behalf of Voya Retirement Insurance and Annuity Company (the "Company") and its Variable Annuity Account C (the "Account") we are responding to your comments conveyed to us over the telephone on April 8, 2022, in relation to the Post-Effective Amendment No. 33 (“PEA No. 33”) to the Registration Statement filed under Rule 485(a) of the Securities Act of 1933 (the “1933 Act”) on February 28, 2022. The following summarizes your comments, and our responses to those comments.

Comment #1:  On the facing page of the Registration Statement “immediately” was checked off.  Since these are 485(a) filings, 60 days after filing should have been checked.

Response #1:  We will remember to check off the correct box for all future 485(a) filings.

Comment #2:  On the bottom of the facing page, you are no longer required to include the “Title of Securities Being Registered.”

Response #2:  We have made this revision as a global change as requested.

Comment #3:  In the Transaction Charges section of the KEY INFORMATION table, the Loan Interest Rate Spread and the Annual Loan administration fee need to be moved to the Ongoing Fees and Expenses (annual charges) section.

Response #3:  We have made this revision as a global change where applicable.

PLAN | INVEST | PROTECT	Voya Logo

U.S. Securities and Exchange Commission

Comment #4:  If this annuity is advisor sold, add disclosure throughout.

Response #4:  This product is advisor sold, so we revised as requested.

Comment #5:  In the KEY INFORMATION table delete the Annual Maintenance Fee from the Ongoing Fees and Expenses (annual charges) subsection of the FEES AND EXPENSES section and add it to the footnote.

Response #5:  We have made this revision as a global change where applicable.

Comment #6:  In the KEY INFORMATION table add the following language “financial strength and” to the two sentences in the Insurance Company Risks subsection.

Response#6:  We have made this revision as a global change where applicable.

Comment #7:  In the Investments subsection of the RESTRICTIONS section in the KEY INFORMATION table, add state variations if there are any. Also state where an investor can get more information regarding state variations.

Response #7:  We have made this revision as requested.

Comment #8:  In The Fixed Interest Options subsection of the OVERVIEW OF THE CONTRACT section link the Guaranteed Accumulation Account prospectus.  Also delete the following language from the last sentence in the second paragraph “by accessing the SEC’s website or by contacting the SEC Public Reference Branch” and add the Customer Service phone number.

Response #8:  We have made these revisions as requested.

Comment #9:  in the Transaction Expenses subsection of the FEE TABLE section, move the Loan Interest Rate Spread and the Annual Loan Administration Fee to the Annual Contract Expenses subsection.

Response #9:  We have made this revision as requested.

Comment #10:  In THE INVESTMENT OPTIONS section delete the entire Insurance-Dedicated Fund subsection and delete the entire Possible Conflicts of Interest subsection.

Response #10:  We have made these revisions as requested.

Comment #11:  In the Charges for Advisory Services subsection of the CHARGES AND FEES section explain how a Contract Owner can terminate the advisory services.

Response #11:  We have added the following language explain how the Contract Owner could terminate the advisory services “Consequently, if you wanted to terminate your advisory arrangement you would need to contact your financial adviser.”

Comment #12: In the BENEFITS AVAILABLE UNDER THE CONTRACT section, the following benefits should be standard and not optional benefits: Return of Purchase Payment Death Benefit, Asset Rebalancing Program, Systematic Distribution Options, and Loans.

Response #12:  We have made these revisions as requested.

U.S. Securities and Exchange Commission

Comment #13: In the CONTRACT PURCHASE AND PARTICIPATION section, delete the entire Factors to Consider in the Purchase Decision subsection.

Response #13:  We have made this revision as requested.

Comment #14:  In APPENDIX A: FUNDS AVAILABLE UNDER THE CONTRACT, delete the last sentence in the first paragraph.

Response #14:  We have made this revision as a global change as requested.

Comment #15:  In APPENDIX B:  GUARANTEED ACCUMULATION ACCOUNT, link the Guaranteed Accumulation Account prospectus and include the 33-Act number.

Response #15:  We have made this revision as requested.

Comment #16:  In APPENDIX C:  FIXED PLUS ACCOUNT II, indicate the insurer-related risks associated with amounts paid to this General Account option.

Response #16:  We added the following language regarding the General Account:  “All guarantees and benefits provided under the Contracts that are not related to the Separate Account are subject to the claims paying ability and financial strength of the Company and our General Account.

Comment #17:  Add the following sentence to the second paragraph in APPENDIX C:  FIXED PLUS ACCOUNT II “The Fixed Plus Account II is not registered as an investment company under the 1940 Act.”  Also include this language in all other Fixed Interest Option appendices.

Response #17:  We have made this revision as a global change where applicable.

Comment #18:  In the Interest Rates subsection under the Fixed Interest Option appendices, explain how a Contract Owner may obtain current rates.

Response #18:  We have made this revision as a global change where applicable.

Comment #19:  In PART C of the Registration Statement, hyperlink the agreements in the Exhibits table; change the heading in Item 34 from “Undertakings” to “Fee Representation” and delete the word “By:” from Charles P. Nelson’s signature block on the SIGNATURES page.

Response #19:  We have made these revisions as global changes.

If you have any questions, please call the undersigned at 860-580-1631.

Sincerely,

/s/ Peter M. Scavongelli

Peter M. Scavongelli